File No. 69-250



                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.


                             FORM  U-3A-2


                 Statement by Holding Company Claiming
                 Exemption under Rule U-3A-2 from the
                Provisions of the Public Utility Holding
                          Company Act of 1935




                 To be Filed Annually Prior to March 1





TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:





1. Name, state of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

   Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on Jan. 15, 1981, under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy conducts no business and owns no operating assets, but does own directly or indirectly
   the    common  stock  of,  or  a  partnership  interest  in,  68
   subsidiaries, including Tampa Electric Company, a public utility company for purposes of the Act. All of the subsidiaries are organized under the laws of Florida with the exception of Electro-Coal Transfer Corporation, which is a Louisiana corporation; TECO Coal Corporation, Gatliff Coal Company, Clintwood Elkhorn Mining Company, Pike-Letcher Land Company, Premier Elkhorn Coal Company, Bear Branch Coal Company and Raven Rock Development Corporation, which are Kentucky corporations; Rich Mountain Coal Company, which is a Tennessee corporation; TECO Coalbed Methane, Inc., which is
   an   Alabama  corporation;  and  those  noted  in  the  following paragraph.

   Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or a partnership interest in, 22 subsidiary companies. Nine of the subsidiaries, including TPS Guatemala One, Inc., are organized under the laws of Florida. Triangle Finance Company, LLC (formerly known as San Jose Finance Company LLC), a limited liability company, is organized under the laws of Delaware. Tampa Centro Americana de Electricidad, Limitada (TCAE), an exempt wholesale generator (EWG), of which TPS Guatemala One, Inc. owns a 98.15-percent partnership interest, TPS Operaciones de Guatemala, Limitada, Central Generadora Electrica San Jose, SRL and Generadora Electrica Centroamericana, Limitada are organized under the laws of Guatemala. TPS International Power, Inc., Tasajero I, LDC, TPS San Jose International, Inc., TPS San Jose, LDC, San Jose Power Holding Company, Ltd., TECO Transport International, Inc., TPS Escuintla I, LDC and TPS Pavana, Ltd. are all organized under the laws of the Cayman Islands. TPS San Jose, LDC owns a 46 percent partnership interest in San Jose Power Holding Company, Ltd. San Jose Power Holding Company, Ltd. owns a 92 percent partnership interest in Central Generadora Electrica San Jose, SRL which is organized under the laws of Guatemala. TECO Power is a direct wholly owned subsidiary of TECO Energy.

   C l aimant, Hardee Power I, Inc. ("Hardee Power I"), is a corporation organized on March 21, 1990, under the laws of the State of Florida and a holding company exempt from registration






   pursuant to Rule 2 under the Act (File no. 69-250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.

   TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

   The principal business address, location and nature of business of the claimants and each of the other affiliated entities are as follows:

Name and address                    Location and nature of business

TECO Energy, Inc.                   Florida.  Parent company.
(TECO Energy)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Tampa Electric Company(1)           Florida.  Through its electric
(Tampa Electric)                    division, operates as an
TECO Plaza                          electric utility serving West
702 North Franklin Street           Central Florida.  Through its
Tampa, FL 33602                     Peoples Gas System division,
                                    operates as a local natural gas
                                    distribution company.  Peoples
                                    Gas System was formerly
                                    wholly owned by Lykes Energy,
                                    Inc. which merged with TECO
                                    Energy in June 1997.

  TERMCO, Inc.                      Florida.  Acts as exclusive
  (TERMCO)                          broker for Tampa Electric
  TECO Plaza                        in the purchase and sale
  702 N. Franklin Street            of real property.
  Tampa, FL 33602











Name and address                    Location and nature of business


  Power Engineering &               Florida.  Engaged in the
  Construction, Inc.                engineering and construction of
  (PEC)                             transmission and distribution
  TECO Plaza                        facilities outside of Tampa
  702 N. Franklin Street            Electric s retail service
  Tampa, FL 33602                   territory.

TECO Investments, Inc.(1)           Florida. Invests capital
(TECO Investments)                  in short- and long-term
TECO Plaza                          financial investments.
702 North Franklin Street
Tampa, FL 33602

Bosek, Gibson and Associates,       Florida  and  California.
Inc.(1)                             Energy services company which
(BGA)                               performs engineering analysis,
TECO Plaza                          design and construction
702 North Franklin Street           management.
Tampa, FL 33602

  BGA Special Project One, Inc.     Florida.    Limited partner of
  (Special Project One)             TECO/BGA Inc.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  TECO/BGA, Inc.                    Florida.  General partner of
  (TECO/BGA)                        TECO/BGA Limited.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  TECO/BGA  Limited                 Florida.    Limited  partnership
  (TECO/BGA Limited)                involved in engineering
  TECO Plaza                        services.
  702 North Franklin Street
  Tampa, FL 33602

TeCom Inc.(1)                       Florida. Markets advanced
(TeCom)                             energy  management  and
TECO Plaza                          communications systems.
702 North Franklin Street
Tampa, FL  33602

TECO Finance, Inc.(1)               F l orida.  Provides  financing
(TECO Finance)                      primarily for the diversified
TECO Plaza                          activities of TECO Energy.
702 North Franklin Street
Tampa, FL 33602






Name and address                    Location and nature of business


TECO Oil & Gas, Inc.(1) (4)         Texas and the Gulf of Mexico.
(formerly named TECO Gas &          Participated in the exploration
Oil, Inc.)                          and production of oil and gas
TECO Plaza                          in the Gulf of Mexico and
702 North Franklin Street           Texas.
Tampa, FL 33602

TECO Diversified, Inc.(1)           Florida.  Holding company.
(TECO Diversified)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

  TECO Coal Corporation             Kentucky.  Holding company.
  (TECO Coal)
  P. O. Box 39
  Nevisdale, KY 40754

   Bear Branch Coal Company         Kentucky.  Coal mining.
   (Bear Branch)
   P.O. Box 39
   Nevisdale, KY 40354

   Raven Rock Development           Kentucky.  Real estate
   Corporation                      development investment.
   (Raven Rock)
   P.O. Box 39
   Nevisdale, KY 40354

   Clintwood Elkhorn Mining         Kentucky.  Coal mining.
   Company
   (Clintwood)
   P. O. Box 39
   Nevisdale, KY 40754

   Gatliff Coal Company             Kentucky and Tennessee. Coal
   (Gatliff)                        mining and processing.
   P. O. Box 39
   Nevisdale, KY 40754

   Pike-Letcher Land Company        Kentucky.  Land management.
   (Pike-Letcher)
   P. O. Box 39
   Nevisdale, KY 40754

   Premier Elkhorn Coal Company     Kentucky.  Coal mining and
   (Premier Elkhorn)                processing.
   P. O. Box 39
   Nevisdale, KY 40754






Name and address                    Location and nature of business


   Rich Mountain Coal Company       Tennessee.  Coal mining.
   (Rich Mountain)
   P. O. Box 39
   Nevisdale, KY 40754

  TECO Coalbed Methane, Inc.        Alabama.  Participates in
  (TECO Coalbed Methane)            the production of natural
  TECO Plaza                        gas from coal seams.
  702 North Franklin Street
  Tampa, FL  33602

  TECO Properties Corporation       Florida.  Real estate
  (TECO Properties)                 investment.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

   CPSC, Inc.                       Florida.  General partner
   (CPSC)                           of City Plaza Partners,
   TECO Plaza                       a limited partnership involved
   702 N. Franklin Street           in real estate investment.
   Tampa, FL 33602

   City Plaza Partners, Ltd.        Florida.  Limited partnership
   (City Plaza Partners)            involved in real estate
   TECO Plaza                       investment.
   702 N. Franklin Street
   Tampa, FL 33602

   30th Street R&D Park, Inc.       Florida.  Real estate
   (30th Street R&D)                investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602

   University Tech Center I,        Florida.  Limited partnership
   Ltd.                             involved in real estate
   (UTC I)                          investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

   UTC II, Inc.                     Florida.  Real estate
   (UTC II)                         investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602








Name and address                    Location and nature of business


   Brandon Properties Partners,     Florida.  Limited partnership
   Ltd.                             involved in real estate.
   (Brandon Properties)             investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

   Southshore Residential, Inc.     Florida.  Limited partner of
   (Southshore Residential)         South  Shore  Properties
   TECO Plaza                       Partners, Ltd.
   702 North Franklin Street
   Tampa, FL 33602

     South Shore Properties         Florida.  Limited partnership
     Partners, Ltd.                 involved in real estate
     TECO Plaza                     investment.
     702 North Franklin Street
     Tampa, FL 33602

  TECO Transport Corporation        Florida. Holding company.
  (TECO Transport)
  TECO Plaza
  702 N. Franklin Street
  Tampa, FL 33602

   Electro-Coal Transfer            Louisiana.  Transfers and
   Corporation                      stores coal and other bulk
   (Electro-Coal)                   commodities.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

     G C Service Company, Inc.      Florida.  Unloads coal from
     (G C Service)                  ocean-going vessels and
     TECO Plaza                     repairs vessels.
     702 N. Franklin Street
     Tampa, FL 33602

   Gulfcoast Transit Company        Florida.  Transports coal and
   (Gulfcoast)                      other bulk commodities in
   TECO Plaza                       ocean-going vessels to various
   702 N. Franklin Street           domestic and international
   Tampa, FL 33602                  destinations.

   Mid-South Towing Company         Mississippi, Ohio and Illinois
   (Mid-South)                      rivers.  Transports coal
   TECO Plaza                       and other bulk commodities
   702 North Franklin Street        in river barges.
   Tampa, FL 33602






Name and address                    Location and nature of business


   TECO Towing Company              Mississippi, Ohio and Illinois
   (TECO Towing)                    rivers.  Charters river barges
   TECO Plaza                       and purchases fuel for
   702 North Franklin Street        subsequent resale to affiliated
   Tampa, FL 33602                  companies.

Peoples Gas Company(1)              Florida.  Liquefied petroleum
(Peoples Gas)                       gas retail sales.  Formerly
TECO Plaza                          wholly owned by Lykes Energy,
702 North Franklin Street           Inc. which merged with TECO
Tampa, FL 33602                     Energy in June 1997.

Peoples Sales & Service Company(1)  Florida.  Appliance sales and
(Peoples Sales & Service)           repair service.  Formerly
TECO Plaza                          wholly owned by Lykes Energy,
702 North Franklin Street           Inc. which merged with TECO
Tampa, FL 33602                     Energy in June 1997.

Peoples Cogeneration Company(1)     Florida.  Holding company.
(Peoples Cogeneration)              Formerly wholly owned by Lykes
TECO Plaza                          Energy, Inc. which merged with
702 North Franklin Street           TECO Energy in June 1997.
Tampa, FL 33602

  PAS Power Co.                     Florida.  Holds an interest
  (Pas Power)                       in Pasco Cogen Ltd., a QF
  TECO Plaza                        located in Florida.
  702 North Franklin Street
  Tampa, FL 33602

Suwannee Gas Marketing, Inc.(1)     Florida.  Holding company.
(Suwannee Gas)                      Formerly wholly owned by Lykes
TECO Plaza                          Energy, Inc. which merged with
702 North Franklin Street           TECO Energy in June 1997.
Tampa, FL 33602

  TECO Gas Services, Inc.           Florida. Buys and sells natural
  (formerly known as Gator Gas      gas supplies.  Does not own or
  Marketing, Inc.)                  operate any facilities for the
  (Gator Gas)                       distribution of natural or
  TECO Plaza                        manufactured gas at retail.
  702 North Franklin Street
  Tampa, FL 33602

  Florida Natural Fuels, Ltd.       Florida.  Limited  partnership.
(Florida Natural Fuels)             Sells compressed natural gas
  TECO Plaza                        as motor fuel.
  702 North Franklin Street
  Tampa, FL 33602







Name and address                    Location and nature of business


  Seminole Gas Marketing            Florida.  General partnership
  (Seminole Gas)                    which markets natural gas to
  P.O. Box 2563                     end-users.    Does  not  own or
  1900 5th Avenue North             operate any facilities for the
  Birmingham, AL 35202              distribution of natural or
                                    manufactured gas at retail.

Peoples Gas System(Florida), Inc.   Florida.  Name-holding company
TECO Plaza                          with no operations.
702 North Franklin Street
Tampa, FL 33602

TECO Power Services Corporation(1)  Florida. Holding company.(2)
(TECO Power)
TECO Plaza
702 North Franklin Street
Tampa, FL  33602

  Hardee Power I, Inc.              Florida.  General partner
  (Hardee Power I)                  of Hardee Power Partners. (2)
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  Hardee Power II, Inc.             Florida. Limited partner of
  (Hardee Power II)                 Hardee Power Partners.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

    Hardee Power Partners, Ltd.     Florida.  Limited
    (Hardee Power Partners)         partnership which owns
    TECO Plaza                      Hardee Power Station, a
    702 North Franklin Street       wholesale power generation
    Tampa, FL  33602                project. (2)

  TPS Panama One, Inc.              Florida.  Subsidiary formed for
  (TPS Panama One)                  the purpose of developing a
  TECO Plaza                        wholesale power generation
  702 North Franklin Street         project.
  Tampa, FL  33602

  TPS Guatemala One, Inc.           Florida.  Developer and joint
 (TPS Guatemala One)                venture partner in a whole-
  TECO Plaza                        sale power generation
  702 North Franklin Street         project.(3)
  Tampa, FL  33602









Name and address                    Location and nature of business


  TPS Operations Company            Florida. Operator of Hardee
  (TPS Operations)                  Power Station on a
  TECO Plaza                        cost-reimbursement basis.
  702 North Franklin Street
  Tampa, FL  33602

  TPS Clean Coal, Inc.              Florida. Subsidiary formed for
  (TPS Clean Coal)                  the purpose of developing a
  TECO Plaza                        wholesale power generation
  702 North Franklin Street         project.
  Tampa, FL  33602

  Lake County Power Resources,      Florida. Subsidiary formed for
  Inc.                              the purpose of developing a
  (Lake  County Power)              wholesale  power  generation
  TECO Plaza                        project.
  702 North Franklin Street
  Tampa, FL  33602

  TECO EnergySource, Inc.           Florida. Subsidiary formed for
  (TECO EnergySource)               the  purpose  of  marketing  and
  TECO Plaza                        selling energy.
  702 North Franklin Street
  Tampa, FL 33602

  TPS International Power, Inc.     Cayman  Islands.  Subsidiary
  (TPS International Power)         formed for the purpose of
  P.O. Box 866                      developing wholesale power
  Anderson Square Building          generation projects.
  3rd Floor
  George Town, Grand Cayman,
  Cayman Islands, B.W.I.

    TPS San Jose International,     Cayman  Islands.  Subsidiary
    Inc.                            formed for the purpose of
    (TPS San Jose International)    developing wholesale power
    P.O. Box 866                    generation projects.
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

      TPS San Jose, LDC             Cayman Islands. Developer and
      (TPS San Jose)                joint venture partner in a
      P.O. Box 866                  wholesale power generation
      Anderson Square Building      project not yet in
      3rd Floor                     operation.
      George Town, Grand Cayman
      Cayman Islands, B.W.I.







Name and address                    Location and nature of business


      Triangle Finance              Delaware.  Subsidiary formed
      Company, LLC                  for the purpose of borrowing
      (Triangle)                    and lending funds for CGESJ
      TECO Plaza
      702 North Franklin Street
      Tampa, FL 33602

      San Jose Power Holding        Cayman Islands. Holding company
      Company, Ltd.                 formed to develop a wholesale
      (San Jose Power Holding       power generation project not
      Company)                      yet in operation.
      P.O. Box 1111GT
      George Town, Grand Cayman
      Cayman Islands, B.W.I.

         Central Generadora         Guatemala. Limitada corporation
         Electrica                  formed to develop a wholesale
         San Jose, SRL (CGESJ)      power generation project not
         13 Calle 3-40, Zona 10     yet in operation.  Construction
         Edifico Atlantis,          of this project is expected to
         Oficina 503, 5t . Nivel    be completed in 2000.
         Guatemala City,
         Guatemala C.A.

         Generadora Electrica       Guatemala.  Limited corporation
         Centroamerica, Limited     formed to develop a wholesale
         (GEC)                      power generation project not
         13 Calle 3-40, Zona 10     in operation.
         Edifico Atlantis
         Oficiana 503, 5t . Nivel
         Guatemala City,
         Guatemala, C.A.

         TPS Operaciones de         Guatemala.  Limited corporation
         Guatemala, Ltda. (OPSG)    formed for the purpose of
         13 Calle 3-40, zona 10     operating and managing the
         Edifico Atlantis           CGESJ power plant.
         Oficina 503, 5t . Nivel
         Guatemala City,
         Guatemala, C.A.

    Tasajero I, LDC                 Cayman Islands.  Subsidiary
    (Tasajero I)                    formed for the purpose of
    P.O. Box 866                    developing a wholesale power
    Anderson Square Building        generation project not yet in
    3rd Floor                       operation.
    George Town, Grand Cayman
    Cayman Islands, B.W.I.








    TECO Transport International,   Cayman Islands.  Not yet in
    Inc. (Transport)                operation.
    P.O. Box 866
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

    TPS Escuintla I, LDC            Cayman Islands.  Not yet in
    (Escuintla I)                   operation.
    P.O. Box 866
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

    TPS Pavana, Ltd. (Pavana)       Cayman Islands. Not yet in
    P.O. Box 866                    operation.
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

  Pasco Power GP, Inc.              Florida.  Holds an indirect
  TECO Plaza                        interest in Pasco Cogen, Ltd.,
  702 North Franklin Street         a QF in Florida.
  Tampa, FL 33602

(1)  Direct subsidiary of TECO Energy, Inc.

(2) Hardee Power I, as the general partner of Hardee Power Partners; TECO Power, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.

(3) TPS Guatemala One holds a 98.15-percent ownership interest in TCAE at Dec. 31, 1997.

(4) In January 1998, TECO Oil & Gas entered into an agreement for the sale of its offshore Gulf of Mexico assets; closing is scheduled for the first quarter 1998, subject to the buyer s due diligence. TECO Energy expects to report a pretax gain in the first quarter of 1998 reflecting this transaction. TECO Oil & Gas will then focus on the sale of its onshore properties.

2. A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing






   plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the c l a i m ants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

   The  only  properties  to  which  this  question  applies  are the
   following   properties  of  Tampa  Electric,  Peoples  Gas  System
   division and Hardee Power Partners:

   Tampa Electric

   Tampa Electric had five electric generating plants and four combustion turbine units in service with a total net generating capability at Dec. 31, 1997 of 3,600 megawatts (MW) including Big Bend (1,742-MW capability for four coal units), Gannon (1,180-MW capability for six coal units), Hookers Point (200-MW capability for five oil units), Phillips (34-MW capability for two diesel units), Polk (250-MW capability from integrated gasification combined cycle (IGCC) unit) and four combustion turbine units located at the Big Bend and Gannon stations (194 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. The Polk IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities
   Commission (Sebring). Dinner Lake and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Tampa Electric placed Dinner Lake on long-term reserve standby.

   Tampa Electric owns 182 substations having an aggregate transformer capacity of 16,326,356 KVA. The transmission system consists of approximately 1,198 pole miles of high voltage transmission lines, and the distribution system consists of 6,894 pole miles of overhead lines and 2,625 trench miles of underground lines. As of Dec. 31, 1997, there were 525,236 meters in service. All the foregoing property is located within Florida.

   All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

   Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the






   operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

   Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida, that serves as headquarters for Tampa Electric, TECO Energy and certain other TECO Energy subsidiaries.

   Tampa Electric, through its Peoples Gas division, owns 6,892 miles of distribution mains, plus service lines, meters, regulators, and other related equipment used in serving natural gas to approximately 238,000 residential, commercial and industrial customers located wholly within the State of Florida.

   The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Hollywood, North Miami, Miami Beach, Miami, Panama City and Ocala, Florida.

   Hardee Power Partners

   Hardee  Power  Partners  has  one  electric  generating plant, the
   Hardee Power Station, which went into commercial operation Jan. 1, 1993. The station is located in Hardee County, Florida, on property under a long-term lease. The plant has a net generating capability of 295 MWs consisting of one combined cycle unit (220 MWs) and one combustion turbine (75 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under actual operating conditions. Hardee Power Partners owns no transmission or distribution facilities.

3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

   (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

            TECO Energy - None
            Tampa Electric - Electricity: 18,250,282,000 KWH

                             Natural Gas:
                                   29,259,000 Mcf (Sales)

                                   60,724,000 Mcf(Transportation)
            TECO Power - None

            Hardee Power I - None







            Hardee Power Partners - 452,394,000  KWH

   (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

            TECO Energy - None

            Tampa Electric - None
            TECO Power - None

            Hardee Power I - None
            Hardee Power Partners - None

   (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

            TECO Energy - None
            Tampa Electric - 600,000  KWH

            Peoples Gas - None
            TECO Power - None

            Hardee Power I - None
            Hardee Power Partners - None

   (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            TECO Energy - None
            Tampa Electric - None

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - 4,480,183  Mcf of natural gas
4. The following information for the reporting period with respect to claimants and each interest held directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.











        Facility name, address and location:
        Alborada Power Station
        Escuintla, Guatemala
        approximately 35 miles southwest of Guatemala City, Guatemala

        Description:
        A  78-MW  facility  consisting of two General Electric
        L M 6000 turbines operated in simple cycle. Also includes a 230KV switchyard with two 13.8KV transformers and associated equipment.

   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

        At Dec. 31, 1997:
        TECO  Power  had  a  100-percent ownership interest in TPS
        Guatemala One.

        TPS Guatemala One had a 96.06-percent ownership interest in TCAE.

        TCAE  had  a  100-percent  ownership  interest in the Alborada
        Power Station.

   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.


        At Dec. 31, 1997:
        TECO Power had advanced to TPS Guatemala One - $22,666,262


        TPS Guatemala One had contributed equity to TCAE - $1,144,247.

        There   are  no  other  guarantees  or  loans  between  system
        companies and TPS Guatemala One or TCAE.

   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        Total capitalization of TCAE at Dec. 31, 1997 was $2,741,674.









        Total  earnings  of TCAE for the year ended Dec. 31, 1997 were
        $4,464,907.    TPS  Guatemala One s portion of the earnings of
        TCAE for the year ended Dec. 31, 1997 was $4,326,639.

   (e)  Identify   any  service,  sales  or  construction  contract(s)
        between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None.

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended Dec. 31, 1997 of TECO Energy, TECO Power, and Hardee Power I, and their subsidiaries.

Exhibit B, Financial Data Schedule, was included in the filing made electronically with the Securities and Exchange Commission of this document via EDGAR as Exhibit 27 (Ex-27).

Attached hereto as Exhibit C is an organizational chart showing the relationship of TECO Energy, TECO Power, TPS Guatemala One and TCAE.





































Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

(CORPORATE SEAL)                  TECO ENERGY, INC.


Attest:                           BY: /s/ W. L. Griffin
                                      W.L. Griffin
                                      Vice President-Controller
   R. H. Kessel, Secretary


(CORPORATE SEAL)                  TECO POWER SERVICES CORPORATION


Attest:                           BY:  /s/  L.  A.  Miller
                                      L. A. Miller
                                      Vice President-Project Finance
   R. H. Kessel, Secretary


(CORPORATE SEAL)                  HARDEE POWER I, INC.


Attest:                           BY: /s/ L. A. Miller
                                      L. A. Miller
                                      Vice President
   R. H. Kessel, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Name:     W. L. Griffin
          Title:    Vice President-Controller
          Address:  TECO Energy, Inc.
                    TECO Plaza
                    702 N. Franklin Street
                    Tampa, FL 33602














                                                            Exhibit A
                                                         Page 1 of 49

                                            TECO ENERGY, INC.
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1997
                                          (thousands of dollars)

                               Tampa                                                             TECO
                             Electric   Diversified  TECO Energy -    TECO                   Energy, Inc.
ASSETS                       Company    Companies (1)Parent/Other(2)  Finance Eliminations (Consolidated)
Current assets
 Cash and cash equivalents $    2,825    $    6,640    $      957   $    150   $        -    $   10,572
 Short-term investments             -             6             -          -            -             6
 Receivables, less
   allowance for
   uncollectibles             161,367       202,937       159,463    215,209     (516,249)      222,727
 Inventories, at average
   cost
     Fuel                      69,470        11,345             -          -            -        80,815
     Materials and supplies    45,609        17,471             -          -            -        63,080
 Prepayments                    7,322         4,143             6      1,413            -        12,884
                              286,593       242,542       160,426    216,772     (516,249)      390,084
Investment in subsidiaries          -             -     1,733,671          -   (1,733,671)            -

Property, plant & equipment,
 at original cost
   Utility plant in svc-ele 3,631,975       248,645             -          -            -     3,880,620
   Utility Plant in svc-gas   471,100             -             -          -            -       471,100
   Construction work in
     progress                  40,636        16,398             -          -            -        57,034
   Other property               6,486       921,593        21,918          -          802       950,799
                            4,150,197     1,186,636        21,918          -          802     5,359,553
   Less accum. deprec.     (1,595,323)     (525,297)       (2,399)         -           -     (2,123,019)
                            2,554,874       661,339        19,519          -          802     3,236,534
Other assets
   Other investments                -        83,037         5,298          -            -        88,335
   Deferred income taxes      112,208         5,590             -          -      (29,742)       88,056
   Deferred charges &
     other assets             145,210        58,334        (4,260)         -      (41,857)      157,427
                              257,418       146,961         1,038          -      (71,599)      333,818
                           $3,098,885    $1,050,842    $1,914,654   $216,772  ($2,320,717)   $3,960,436


1  Diversified companies comprise TECO Investments, TECO Diversified consolidated,TeCom,
   TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and Gator Gas.
2  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                            Exhibit A
                                                         Page 2 of 49

                                            TECO ENERGY, INC.
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1997
                                          (thousands of dollars)


                               Tampa                                                             TECO
                             Electric   Diversified  TECO Energy -   TECO                  Energy, Inc.
LIABILITIES AND CAPITAL      Company    Companies (1)Parent/Other(2) Finance Eliminations (Consolidated)
Current liabilities
 Long-term debt due
   within one year         $    4,160    $    8,534   $        -    $      -   $        -    $   12,694
 Notes payable                219,100           162      112,507     228,400     (112,669)      447,500
 Accounts payable             118,376        77,194      352,514      13,878     (403,310)      158,652
 Customer deposits             77,337           578            -           -            -        77,915
 Interest accrued              18,696         1,726          954         471            -        21,847
 Taxes accrued                  8,460         9,649       (3,456)       (990)         311        13,974
                              446,129        97,843      462,519     241,759     (515,668)      732,582
Deferred income taxes         415,556       133,286      (48,226)          -      (29,742)      470,874
Investment tax credit          49,697         2,000            -           -            -        51,697
Regulatory liability -
   tax related                 76,957             -            -           -      (41,857)       35,100
Other deferred credits        121,759        19,502        4,015           -            -       145,276
Long-term debt, less
 amount due within one year   727,037       273,134       50,000      30,000            -     1,080,171

Preferred stock of
 Tampa Electric                     -             -            -           -            -             -

Common stock                  972,125       457,685      487,712         100   (1,429,970)      487,652
Retained earnings             289,625        67,392    1,026,139     (55,087)    (303,480)    1,024,589
Unearned compensation
 related to ESOP                    -             -      (67,505)          -            -       (67,505)
                           $3,098,885    $1,050,842   $1,914,654    $216,772  ($2,320,717)   $3,960,436



1  Diversified companies comprise TECO Investments, TECO Diversified consolidated,TeCom,
   TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and Gator Gas.
2  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                            Exhibit A
                                                         Page 3 of 49

                                            TECO ENERGY, INC.
                                    CONSOLIDATING STATEMENT OF INCOME
                                    TWELVE MONTHS ENDED DEC. 31, 1997
                                          (thousands of dollars)
                               Tampa                                                             TECO
                             Electric   Diversified  TECO Energy -   TECO                  Energy, Inc.
                             Company    Companies (1)Parent/Other(3) Finance Eliminations (Consolidated)
Revenues                   $1,438,749     $632,492      $     86     $  1,652  $(210,709)    $1,862,270
Expenses
 Operation                    776,370      411,816         5,163        1,746   (228,490)       966,605
 Maintenance                   83,404       30,791             -            -          -        114,195
 Depreciation                 161,240       64,129             2            -         44        225,415
 Taxes-other than income      112,606       30,848             4            -          -        143,458
 Taxes-fed. & state income     87,479      (20,193)            -            -    (67,286)             -
                            1,221,099      517,391         5,169        1,746   (295,732)     1,449,673
Income from operations        217,650      115,101(2)     (5,083)         (94)    85,023        412,597
Other income (expense)
 Allowance for other funds
   used during construction       116            -             -            -          -            116
 Other income (expense), net   (2,677)         308        10,677            -     (8,625)          (317)
 Preferred dividend req.
   of Tampa Electric                -            -             -            -       (477)          (477)
                               (2,561)         308        10,677            -     (9,102)          (678)
Income before interest &
 income taxes                 215,089      115,409         5,594          (94)    75,921        411,919
Interest charges
 Interest expense              66,494        4,652         7,629       16,090     11,007        105,872
 Allowance for borrowed
   funds used during
   construction                   (45)           -             -            -          -            (45)
                               66,449        4,652         7,629       16,090     11,007        105,827
Income before provision
 for income taxes             148,640      110,757        (2,035)     (16,184)    64,914        306,092
Provision for income taxes          -       30,781         4,697       (6,243)    65,418         94,653
                              148,640       79,976        (6,732)      (9,941)      (504)       211,439
Preferred stock
 dividend req.                   (477)           -             -            -        477              -
Net loss from discontinued
 operations, net of tax             -            -        (6,472)           -          -         (6,472)
Loss on disposal of
 discontinued operations,
 net of tax                         -            -        (3,043)           -          -         (3,043)
Net Income                 $  148,163    $  79,976      $(16,247)    $( 9,941) $     (27)    $  201,924

                                                            Exhibit A
                                                         Page 4 of 49


1 Diversified companies comprise TECO Investments, TECO Diversified consolidated, TeCom,TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and Gator Gas.
2 Operating income includes items which are reclassified for consolidated financial statement purposes. The principal item is the non-conventional fuels tax credit related to coalbed methane production.
3  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                            Exhibit A
                                                         Page 5 of 49



                                            TECO ENERGY, INC.
                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                    TWELVE MONTHS ENDED DEC. 31, 1997
                                          (thousands of dollars)
                               Tampa                                                            TECO
                             Electric   Diversified  TECO Energy -   TECO                 Energy, Inc.
                             Company    Companies (1)Parent/Other(3)Finance Eliminations (Consolidated)
Balance, beginning of
 period                      $285,768      $ 61,560   $  959,836    $(45,146)  $ (299,903)   $  962,115
Add
 West Florida Gas Inc. merger   2,279         3,123        5,716          -        (5,402)        5,716
 Net income                   148,640        79,976      205,800(2)   (9,941)    (222,551)      201,924
 Tax benefits - ESOP
   dividends                        -             -        2,118           -            -         2,118
                              436,687       144,659    1,173,470     (55,087)    (527,856)    1,171,873

Deduct
 Cash dividends on
   capital stock
     Preferred                    589             -            -           -         (589)            -
     Common                   145,932        77,267      147,284           -     (223,199)      147,284
     Other - Adjustment           541             -           47           -         (588)            -
 Balance, end of period      $289,625      $ 67,392   $1,026,139    $(55,087)   $(303,480)   $1,024,589



1  Diversified companies comprise TECO Investments, TECO Diversified consolidated,TeCom,
   TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and Gator Gas.

2  Includes $204,802 of TECO Energy's equity in earnings of subsidiaries.

3  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                            Exhibit A
                                                         Page 6 of 49

                                 TECO TRANSPORT & TRADE CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    204
                 Receivables, less allowance for uncollectibles        89,167
                 Inventories, at average cost
                   Materials and supplies                              10,432
                 Prepayments                                              821
                                                                      100,624

               Property, plant and equipment, at original cost
                 Construction work in progress                         14,819
                 Other property                                       456,917
                                                                      471,736
                 Less accumulated depreciation                        306,656
                                                                      165,080

               Other assets
                 Deferred income taxes                                    359
                 Deferred charges & other assets                          700
                                                                        1,059
                                                                     $266,763
                                                            Exhibit A
                                                         Page 7 of 49

                                 TECO TRANSPORT & TRADE CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 25,228
                 Interest accrued                                         678
                 Taxes accrued                                         (2,034)
                                                                       23,872
               Deferred income taxes                                   20,058
               Investment tax credit                                    2,000
               Other deferred credits                                  11,716

               Long-term debt, less amount due within one year        110,600

               Common stock                                            52,133
               Retained earnings                                       46,384
                                                                     $266,763
                                                            Exhibit A
                                                         Page 8 of 49

                                 TECO TRANSPORT & TRADE CORPORATION
                                    CONSOLIDATED INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                              $218,699

               Expenses
                 Operation                                            126,301
                 Maintenance                                           16,688
                 Depreciation                                          27,280
                 Taxes-other than income                                6,349
                                                                      176,618
               Income from operations                                  42,081

               Other income                                               191

               Income before interest & income taxes                   42,272

               Interest expense                                         4,172

               Income before provision for income taxes                38,100
               Provision for income taxes                              13,588


               Net income                                            $ 24,512
                                                            Exhibit A
                                                         Page 9 of 49

                                 TECO TRANSPORT & TRADE CORPORATION
                             CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $44,354

               Add
                 Net income                                            24,512
                                                                       68,866
               Deduct
                 Cash dividends on capital stock
                   Common                                              22,482

               Balance, end of period                                 $46,384
                                                            Exhibit A
                                                         Page 10 of 49

                                        TECO COAL CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $      -
                 Short-term investments                                     6
                 Receivables, less allowance for uncollectibles        34,544
                 Inventories, at average cost
                   Fuel                                                10,319
                   Materials and supplies                               1,785
                 Prepayments                                            2,272
                                                                       48,926

               Property, plant and equipment, at original cost
                 Construction work in progress                          1,579
                 Other property                                       198,158
                                                                      199,737
                 Less accumulated depreciation                         79,478
                                                                      120,259

               Other assets
                 Deferred income taxes                                  3,743
                 Deferred charges & other assets                       18,478
                                                                       22,221
                                                                     $191,406
                                                            Exhibit A
                                                         Page 11 of 49

                                        TECO COAL CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 19,798
                 Taxes accrued                                          1,484
                                                                       21,282
               Deferred income taxes                                    3,399
               Other deferred credits                                   2,178

               Common stock                                           148,677
               Retained earnings                                       15,870
                                                                     $191,406
                                                            Exhibit A
                                                         Page 12 of 49

                                        TECO COAL CORPORATION
                                    CONSOLIDATED INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                              $215,605

               Expenses
                 Operation                                            156,828
                 Maintenance                                            9,917
                 Depreciation                                          11,602
                 Taxes-other than income                               17,393
                                                                      195,740
               Income from operations                                  19,865

               Other income                                                 5

               Income before interest & income taxes                   19,870

               Interest expense                                             8

               Income before provision for income taxes                19,862
               Provision for income taxes                               4,968

               Net income                                            $ 14,894
                                                            Exhibit A
                                                         Page 13 of 49

                                        TECO COAL CORPORATION
                             CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $17,837

               Add
                 Net income                                            14,894
                                                                       32,731
               Deduct
                 Cash dividends on capital stock
                   Common                                              16,861

               Balance, end of period                                 $15,870
                                                            Exhibit A
                                                         Page 14 of 49

                                     TECO PROPERTIES CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                            $   380
                 Receivables, less allowance for uncollectibles        14,326
                 Prepayments                                               14
                                                                       14,720

               Property, plant and equipment, at original cost
                 Other property                                        14,583

                 Less accumulated depreciation                            670
                                                                       13,913

               Other assets
                 Other investments                                     16,222
                 Deferred income taxes                                  1,147
                 Deferred charges & other assets                        7,717
                                                                       25,086
                                                                      $53,719
                                                            Exhibit A
                                                         Page 15 of 49

                                     TECO PROPERTIES CORPORATION
                                     CONSOLIDATED BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                        $   162
                 Accounts payable                                          29
                 Taxes accrued                                            375
                                                                          566
               Deferred income taxes                                    1,438

               Common stock                                            49,985
               Retained earnings                                        1,730
                                                                      $53,719
                                                            Exhibit A
                                                         Page 16 of 49

                                     TECO PROPERTIES CORPORATION
                                    CONSOLIDATED INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                                $5,090

               Expenses
                 Operation                                                877
                 Maintenance                                              134
                 Depreciation                                             411
                 Taxes-other than income                                  211
                                                                        1,633

               Income from operations                                   3,457
               Other income                                               (64)
               Income before provision for income taxes                 3,393
               Provision for income taxes                               1,360

               Net income                                              $2,033
                                                            Exhibit A
                                                         Page 17 of 49

                                     TECO PROPERTIES CORPORATION
                             CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                            $  710

               Add
                 Net income                                             2,033
                                                                        2,743

               Deduct
                 Cash dividends on capital stock
                   Common                                               1,013


               Balance, end of period                                  $1,730
                                                            Exhibit A
                                                         Page 18 of 49

                                     TECO COALBED METHANE, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $     77
                 Receivables, less allowance for uncollectibles         5,801
                                                                        5,878

               Property, plant and equipment, at original cost
                 Other property                                       209,069

                 Less accumulated depreciation                         91,350

                                                                      117,719

                                                                     $123,597
                                                            Exhibit A
                                                         Page 19 of 49

                                     TECO COALBED METHANE, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $    592
                 Notes payable                                         79,283
                 Accounts payable                                       1,733
                 Taxes accrued                                            845
                                                                       82,453
               Deferred income taxes                                   30,052
               Other deferred credits                                     679

               Long-term debt, less amount due within one year            232

               Retained earnings                                       10,181
                                                                     $123,597
                                                            Exhibit A
                                                         Page 20 of 49

                                     TECO COALBED METHANE, INC.
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                               $45,231

               Expenses
                 Operation                                             16,901
                 Depreciation                                          13,442
                 Taxes-other than income                                2,541
                 Taxes-section 29 credits (1)                         (20,193)
                                                                       12,691
               Income from operations                                  32,540

               Other income                                                31

               Income before interest & income taxes                   32,571

               Interest expense                                            92

               Income before provision for income taxes                32,479
               Provision for income taxes                               4,715

               Net income                                             $27,764



(1) Non-conventional fuels tax credit related to coalbed methane production is reclassified for consolidated financial statement purposes in the provision for income taxes.
                                                            Exhibit A
                                                         Page 21 of 49

                                     TECO COALBED METHANE, INC.
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $ 9,490

               Add
                 Net income                                            27,764
                                                                       37,254
               Deduct
                 Cash dividends on capital stock
                   Common                                              27,073

               Balance, end of period                                 $10,181
                                                            Exhibit A
                                                         Page 22 of 49

                                       TECO INVESTMENTS, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                             $   121
                 Receivables, less allowance for uncollectibles          5,207
                                                                         5,328

               Other assets
                 Other investments                                      61,002
                                                                       $66,330
                                                            Exhibit A
                                                         Page 23 of 49

                                       TECO INVESTMENTS, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                     $   142
                 Taxes accrued                                            194
                                                                          336
               Deferred income taxes                                   60,089

               Common stock                                             5,169
               Retained earnings                                          736
                                                                      $66,330
                                                            Exhibit A
                                                         Page 24 of 49

                                       TECO INVESTMENTS, INC.
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                                 $ 283

               Expenses
                 Operation                                                 49

               Income before provision for income taxes                   234
               Provision for income taxes                                  (7)

               Net income                                               $ 241
                                                            Exhibit A
                                                         Page 25 of 49

                                       TECO INVESTMENTS, INC.
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $   712

               Add
                 Net income                                               241
                                                                          953
               Deduct
                 Cash dividends on capital stock
                   Common                                                 217

               Balance, end of period                                 $   736
                                                            Exhibit A
                                                         Page 26 of 49

                                         TECO FINANCE, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    150
                 Receivables, less allowance for uncollectibles       215,209
                 Prepayments                                            1,413
                                                                     $216,772
                                                            Exhibit A
                                                         Page 27 of 49

                                         TECO FINANCE, INC.
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $      -
                 Notes payable                                        228,400
                 Accounts payable                                      13,878
                 Interest accrued                                         471
                 Taxes accrued                                           (990)
                                                                      241,759

               Long-term debt, less amount due within one year         30,000

               Common stock                                               100
               Retained earnings                                      (55,087)
                                                                     $216,772
                                                            Exhibit A
                                                         Page 28 of 49

                                         TECO FINANCE, INC.
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                               $ 1,652

               Expenses
                 Operation                                              1,746
                 Depreciation                                               -
                                                                        1,746
               Income before interest & income taxes                      (94)

               Interest expense                                        16,090

               Income before provision for income taxes               (16,184)
               Provision for income taxes                              (6,243)

               Net income                                            ($ 9,941)
                                                            Exhibit A
                                                         Page 29 of 49

                                         TECO FINANCE, INC.
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                          ($45,146)

               Add
                 Net income                                            (9,941)
                                                                      (55,087)

               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                ($55,087)
                                                            Exhibit A
                                                         Page 30 of 49


                                         PEOPLES GAS COMPANY
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                          $    (529)
                 Receivables, less allowance for uncollectibles          2,393
                 Materials and supplies                                    745
                 Prepayments                                                87
                                                                         2,696

               Property, plant and equipment, at original cost
                 Other property                                         37,058

                 Less accum. Deprec.                                    11,164
                                                                        25,894
               Other assets
                 Deferred charges & other assets                            10
                                                                    $   28,600
                                                            Exhibit A
                                                         Page 31 of 49

                                        PEOPLES GAS COMPANY
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                       $      -
                 Accounts payable                                       6,391
                 Customer deposits                                        578
                 Taxes accrued                                             61
                                                                        7,030

               Deferred income taxes                                    7,278
               Other                                                       39
               Common stock                                             5,014
               Retained earnings                                        9,239
                                                                     $ 28,600
                                                            Exhibit A
                                                         Page 32 of 49

                                         PEOPLES GAS COMPANY
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                               $23,848

               Expenses
                 Cost of goods sold                                    11,641
                 Operation                                              7,412
                 Maintenance                                              474
                 Taxes other than income                                  650
                 Depreciation                                           2,085
                                                                       22,262
               Income before interest and income taxes                  1,586

               Interest expense                                           333

               Income before provision for income taxes                 1,253
               Provision for income taxes                                 484


               Net income                                             $   769
                                                            Exhibit A
                                                         Page 33 of 49

                                         PEOPLES GAS COMPANY
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $ 8,470

               Add
                 Net income                                               769
                                                                        9,239
               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                 $ 9,239
                                                            Exhibit A
                                                         Page 34 of 49

                                      PEOPLES SALES AND SERVICE
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS


               Current assets

                 Cash and cash equivalents                            $  (173)
               Receivables, less allowance for uncollectibles           1,916
                 Materials and supplies                                 1,254
                 Prepayments                                               16
                                                                        3,013

               Property, plant and equipment, at original cost
                 Other property                                           539

                 Less accum. Deprec.                                      232
                                                                          307
               Other assets
                 Deferred charges & other assets                        1,968
                                                                      $ 5,288
                                                            Exhibit A
                                                         Page 35 of 49

                                      PEOPLES SALES AND SERVICE
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                       $      -
                 Accounts payable                                       1,380
                 Taxes accrued                                             44
                                                                        1,424

               Deferred income taxes                                       (4)
               Other                                                    1,458
               Common stock                                               251
               Retained earnings                                        2,159
                                                                     $  5,288
                                                            Exhibit A
                                                         Page 36 of 49

                                      PEOPLES SALES AND SERVICE
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                              $ 16,636

               Expenses
                 Cost of product sold                                   4,700
                 Operation                                             13,701
                 Taxes other than income                                    3
                 Depreciation                                             113
                                                                       18,517
               Income from operations                                  (1,881)

               Other Income                                                 6

               Income before interest                                  (1,875)

               Interest expense                                            95

               Income before provision for income taxes                (1,970)
               Provision for income taxes                                (760)


               Net income                                            $ (1,210)
                                                            Exhibit A
                                                         Page 37 of 49

                                      PEOPLES SALES AND SERVICE
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                          $    245

               Add
                 West Florida Gas Inc. merger                           3,124
                 Net income                                            (1,210)
                                                                        2,159
               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                $  2,159
                                                            Exhibit A
                                                         Page 38 of 49

                                              GATOR GAS
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               ASSETS


               Current assets

                 Cash and cash equivalents                        $      (557)
                 Receivables, less allowance for uncollectibles         3,709
                 Materials and supplies                                     -
                 Prepayments                                                -
                                                                        3,152

               Property, plant and equipment, at original cost
                 Other property                                            33

                 Less accum. Deprec.                                       13
                                                                           20
               Other assets
                 Deferred charges & other assets                            -
                                                                  $     3,172
                                                            Exhibit A
                                                         Page 39 of 49

                                              GATOR GAS
                                            BALANCE SHEET
                                            DEC. 31, 1997
                                       (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                       $      -
                 Accounts payable                                       1,075
                 Taxes accrued                                            (95)
                                                                          980

               Deferred income taxes                                        3
               Other                                                        -
               Common stock                                                 1
               Retained earnings                                        2,188
                                                                     $  3,172
                                                            Exhibit A
                                                         Page 40 of 49

                                              GATOR GAS
                                          INCOME STATEMENT
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Revenues                                               $ 5,582

               Expenses
                 Cost of product sold                                   3,260
                 Operation                                                255
                 Taxes other than income                                   12
                 Depreciation                                               3
                                                                        3,530
               Income before interest                                   2,052

               Interest expense                                           (48)

               Income before provision for income taxes                 2,100
               Provision for income taxes                                 810


               Net income                                             $ 1,290
                                                            Exhibit A
                                                         Page 41 of 49

                                              GATOR GAS
                                   STATEMENT OF RETAINED EARNINGS
                                  TWELVE MONTHS ENDED DEC. 31, 1997
                                       (thousands of dollars)



               Balance, beginning of period                           $ 1,178

               Add
                 Net income                                             1,290
                                                                        2,468
               Deduct
                 Cash dividends on capital stock
                   Common                                                (280)

               Balance, end of period                                 $ 2,188

                                                            Exhibit A
                                                         Page 42 of 49

                                    TECO POWER SERVICES CORPORATION
                                      CONSOLIDATING BALANCE SHEET
                                             DEC. 31, 1997
                                        (thousands of dollars)


                                            TPS         TPS        TPS                   Hardee
                          TECO Power     Intern l     Panama   Guatemala                 Power
  ASSETS                 (parent only)     Power        One       One        TCAE       Partners
  Current assets
    Cash and cash
     equivalents          $     (5)     $ (2,121)    $    1    $ 2,458   $  3,631      $  2,162
    Receivables             24,918           305         -          83      1,817         9,296
    Inventories at average
      cost
          Fuel                   -             -         -           -           -        1,026
          Materials and
          supplies               -             -         -           -         693        1,693
    Prepayments                 36             -         -         169         416          239
                            24,949        (1,816)         1      2,710       6,557       14,416
  Investment in
     subsidiaries           52,877          2,179        -       6,400           -            -

  Property, plant &
    equipment, at
    original cost
      Plant in service           -             -         -           -      41,862      206,783
      Other property         2,552             -         -           -         286            -
                             2,552             -         -           -      42,148      206,783
      Less accum. deprec.     (450)            -         -           -      (3,665)     (30,826)
                             2,102             -         -           -      38,483      175,957
  Other assets
    Notes Receivable        13,750             -         -      13,750           -            -
    Deferred charges &
      other assets               -             2         -       1,991       4,928        3,796
                          $ 93,678      $    365     $    1    $24,851    $ 49,968     $194,169

                                                            Exhibit A
                                                         Page 43 of 49

                                    TECO POWER SERVICES CORPORATION
                                CONSOLIDATING BALANCE SHEET (Continued)
                                             DEC. 31, 1997
                                        (thousands of dollars)

                            Hardee             Hardee            TPS        Elimin-    TECO Power
  ASSETS                    Power I          Power II        Operation     ations   (Consolidated)
  Current assets
    Cash and cash
     equivalents           $      -          $       -        $    787   $       -     $   6,913
    Receivables               3,499             10,296             788      (40,838)      10,164
    Inventories at average
      cost
        Fuel                      -                 -                -           -         1,026
        Materials and
          supplies                -                 -               -            -         2,386
    Prepayments                   -                 -               (1)          -           859
                              3,499             10,296           1,574     ( 40,838)      21,348
  Investment in
     subsidiaries            11,458(1)          34,573               -     ( 96,579)      10,908

  Property, plant &
    equipment, at
    original cost
      Plant in service            -                 -               -            -       248,645
      Other property              -                 -               -            -         2,838
                                  -                 -               -            -       251,483
      Less accum. deprec.         -                 -               -            -       (34,941)
                                  -                 -               -            -       216,542
  Other assets
    Notes Receivable              -                 -               -     ( 13,750)       13,750
    Deferred charges &
      other assets                -                 -               -            -        10,717
                           $ 14,957          $  44,869        $  1,574   $(151,167)    $ 273,265

  1  Investment in subsidiaries represent Hardee Power I s general partnership interest in Hardee
     Power Partners.  The subsidiary is not consolidated at the Hardee Power I level.  The financial statements of Hardee Power Partners are shown in full on pages 46 through 53.

                                                            Exhibit A
                                                         Page 44 of 49

                                    TECO POWER SERVICES CORPORATION
                                      CONSOLIDATING BALANCE SHEET
                                             DEC. 31, 1997
                                        (thousands of dollars)


                                          TPS        TPS        TPS                     Hardee
  LIABILITIES AND         TECO Power     Int l      Panama    Guatemala                   Power
  CAPITAL               (parent only)    Power       One         One         TCAE       Partners

  Current Liabilities
  Long-term debt due
    within one year       $      -      $    -       $    -     $     -    $ 2,442     $  5,501
  Notes payable                  -           -            -           -          -            -
  Accounts payable          24,476         861            -      22,710     (5,206)       3,300
  Interest accrued               -           -            -           -        196          938
  Taxes accrued              1,207           -            -         485      2,460            -
                            25,683         861            -      23,195       (108)       9,739

  Deferred income taxes     (1,191)       (173)          -          (8)       (175)           -
  Other deferred credits         5           -           -           -       2,048          514
  Sub debt - TECO Finance        -           -           -           -      13,750            -
  Notes Payable             13,750           -           -           -           -            -
  Long-term debt, less
    amount due within one
    year                         -           -           -           -      24,417      137,885
  Partners capital - HPI         -           -           -           -           -       10,972
  Subordinated debt - HPI        -           -           -           -           -            1
  Partners capital - HPII        -           -           -           -           -       32,916
  Subordinated debt - HPII       -           -           -           -           -            3
  Partners capital - TPS
    Guatemala One                -           -           -           -       1,191            -
  Minority Interests             -           -           -           -           -            -
  Common stock              52,341           -           1           1           -            -
  Retained earnings          3,090        (323)          -       1,663       8,845        2,139
                          $ 93,678      $   365     $    1    $ 24,851     $ 49,968   $194,169

                                                            Exhibit A
                                                         Page 45 of 49

                                    TECO POWER SERVICES CORPORATION
                                CONSOLIDATING BALANCE SHEET (Continued)
                                             DEC. 31, 1997
                                        (thousands of dollars)

                                        TCAE
  LIABILITIES AND          Hardee      Hardee        TPS        Minority    Elimin-    TECO Power
  CAPITAL                  Power I    Power II    Operation     Interest    ations   (Consolidated)

  Current Liabilities
  Long-term debt due
    within one year      $      -    $      -     $     -        $   -   $       -    $   7,943
  Notes payable                 -           -           -            -           -            -
  Accounts payable              -           -       1,674         (245)     (33,053)     14,517
  Interest accrued              -           -           -            -            -       1,134
  Taxes accrued               (10)        (31)       (101)           -            -       4,010
                              (10)        (31)      1,573         (245)     (33,053)     27,604

  Deferred income taxes     3,130       9,389           -            -            -      10,972
  Other deferred credits        -           -           -            -            -       2,567
  Sub debt - TECO Finance       -           -           -            -            -      13,750
  Notes Payable                 -           -           -            -      (13,750)          -
  Long-term debt, less
    amount due within one
    year                        -           -           -            -            -     162,302
  Partners capital - HPI        -           -           -            -      (10,972)          -
  Subordinated debt - HPI       -           -           -            -           (1)          -
  Partners capital - HPII       -           -           -            -      (32,916)          -
  Subordinated debt - HPII      -           -           -            -           (3)          -
  Partners capital - TPS
    Guatemala One               -           -           -          (47)      (1,144)          -
  Minority Interests            -           -           -          641            -         641
  Common stock             10,973      32,919           1            -      (43,895)     52,341
  Retained earnings           864       2,592           -         (349)     (15,433)      3,088
                         $ 14,957    $ 44,869     $ 1,574        $   -    $(151,167)  $ 273,265

                                                            Exhibit A
                                                         Page 46 of 49

                                    TECO POWER SERVICES CORPORATION
                                    CONSOLIDATING INCOME STATEMENT
                                   TWELVE MONTHS ENDED DEC. 31, 1997
                                        (thousands of dollars)
                                             TPS          TPS            TPS                 Hardee
                          TECO Power       Intern l      Panama       Guatemala              Power
                         (parent only)       Power         One          One        TCAE     Partners


  Revenues                  $     94         $   -       $     -      $ 4,302    $ 15,845   $ 77,015

  Expenses
    Operation                  2,446           190             -          898       3,164      3,005
    Maintenance                    -             -             -            -           -      3,578
    Fuel                           -             -             -            -           -     15,969
    Depreciation                 124             -             -          460       2,029      6,312
    BB4 - pass through             -             -             -            -           -     22,266
    Taxes other than income       -              -             -            -         231      2,979
                               2,570           190             -        1,358       5,424     54,109
  Income from operations     (2,476)          (190)            -        2,944      10,421     22,906
  Other income                    -              -             -            -         188         77
  Income before interest &
    income taxes             (2,476)          (190)            -        2,944      10,609     22,983
  Interest charges
    Long-term debt                -              -             -       (1,652)      4,233     11,568
    Other interest expense        -              -             -           -           -         (54)
                                  -              -             -       (1,652)      4,233     11,514

  Income before provision
    for income taxes         (2,476)          (190)            -        4,596       6,376     11,469

  Provision for income
    taxes                      (899)           (65)            -          303       1,911          -
  Net income                $ (1,577)        $(125)      $     -      $ 4,293    $  4,465   $ 11,469

                                                            Exhibit A
                                                         Page 47 of 49

                                    TECO POWER SERVICES CORPORATION
                              CONSOLIDATING INCOME STATEMENT (Continued)
                                   TWELVE MONTHS ENDED DEC. 31, 1997
                                        (thousands of dollars)




                            Hardee             Hardee           TPS         Elimin-    TECO Power
                            Power I          Power II        Operation     ations   (Consolidated)

  Revenues                  $ 2,867           $ 8,602         $    -     $ (15,771)     $92,954

  Expenses
    Operation                     -                  -             -             -        9,703
    Maintenance                   -                  -             -             -        3,578
    Fuel                          -                  -             -             -       15,969
    Depreciation                  -                  -             -             -        8,925
    BB4 - pass through            -                  -             -             -       22,266
    Taxes other than income       -                  -             -             -        3,210
                                  -                  -             -             -       63,651
  Income from operations      2,867              8,602              -      (15,771)      29,303
  Other income                    -                  -              -         (163)         102
  Income before interest &
    income taxes              2,867              8,602              -      (15,934)      29,405

  Interest charges
    Long-term debt                -                  -              -            -       14,149
    Other interest expense        -                  -              -            -          (54)
                                  -                  -              -            -       14,095

  Income before provision
    for income taxes          2,867              8,602              -      (15,934)      15,310

  Provision for income
    taxes                     1,106              3,319              -            -        5,675

  Net income                $ 1,761           $ 5,283         $    -      $(15,934)     $ 9,635

                                                            Exhibit A
                                                         Page 48 of 49

                                    TECO POWER SERVICES CORPORATION
                             CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                   TWELVE MONTHS ENDED DEC. 31, 1997
                                        (thousands of dollars)



                                            TPS          TPS          TPS                  Hardee
                          TECO Power      Intern l      Panama     Guatemala                Power
                         (parent only)      Power         One          One        TCAE     Partners


  Balance, beginning
    of period               $ 2,793        $(198)      $    -     $ 1,558     $10,592     $   (182)

  Add: Net income             9,635(1)      (125)            -       4,293       4,465      11,469
                             12,428         (323)            -       5,851      15,057      11,287
  Deduct:
    Cash dividends on
     captial stock
     Common                   9,338            -             -       4,188       6,212       9,148

  Balance, end of
  period                    $ 3,090        $(323)      $    -     $  1,663   $   8,845    $  2,139


  1Includes $11,212 of TECO Power Service s equity in earnings of subsidiaries.

                                                            Exhibit A
                                                         Page 49 of 49

                                    TECO POWER SERVICES CORPORATION
                       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
                                   TWELVE MONTHS ENDED DEC. 31, 1997
                                        (thousands of dollars)



                                                                  TCAE
                            Hardee       Hardee       TPS       Minority   Elimin-    TECO Power
                           Power I      Power II   Operation    Interest    ations   (Consolidated)

  Balance, beginning
    of period             $   840        $ 2,521     $     -      $(196)   $(14,937)    $  2,791

  Add: Net income           1,761          5,283           -       (153)    (26,993)       9,635
                            2,601          7,804           -       (349)    (41,930)      12,426
  Deduct:
    Cash dividends on
     capital stock
     Common                 1,737          5,212           -          -     (26,497)       9,338

  Balance, end of
    period                $   864        $ 2,592     $    -       $(349)   $(15,433)   $   3,088

                                                                    EXHIBIT B
                                                                  PAGE 1 OF 1



                                        FINANCIAL DATA SCHEDULE




       A financial data schedule was filed as Exhibit 27 (EX-27) part of the electronic filing of this document made with the Securities and Exchange Commission via EDGAR.
                                                                  EXHIBIT C
                                                                 PAGE 1 OF 1


                                   ABBREVIATED ORGANIZATIONAL CHART
                               SHOWING THE RELATIONSHIP BETWEEN EACH EWG
                          OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
                                     IN THE HOLDING-COMPANY SYSTEM


                              TECO Energy

                                     TECO Power

                                          TPS Guatemala One

                                                TCAE



                        At Dec. 31, 1997:

                        TECO Energy had a 100-percent ownership interest in TECO Power.

                        TECO Power had a 100-percent ownership interest in TPS Guatemala One.

                        TPS Guatemala One had a 96.06-percent ownership interest in TCAE.